October 31, 2024

Yan Ping Sheng
Chief Executive Officer
China Teletech Holding Inc.
16th Floor, North Tower,
528 Pudong South Road
Shanghai, China 200120

       Re: China Teletech Holding Inc.
           Amendment No. 1 to Registration Statement on Form 10-12G Filed August 27, 2024
           File No. 000-56680
Dear Yan Ping Sheng:

       We have reviewed your amended filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Form 10-12G
Exhibit Number and Description
Exhibit 4.2, page 23

1. Please include a consent from your independent registered public accounting firm that references the correct date of their audit report.
 October 31, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488
if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Matthew Derby at 202-551-3334
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Rhonda Keaveney, Agent